Mail Stop 4561

May 5, 2009

Manfred F. Dyck
Chief Executive Officer
Hydromer, Inc.
35 Industrial Parkway
Branchburg, New Jersey 08876-3424

> **Re: Hydromer, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2008**
> **Filed on September 29, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 001-31238**

Dear Mr. Dyck:

We have reviewed your response letter dated March 27, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 4, 2009.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8a. Disclosure Controls and Procedures, page 18

1. Your response to prior comment No. 1 only appears to address internal controls over financial reporting not disclosure controls and procedures. As previously requested, please explain why you have not provided your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 307 of Regulation S-B.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Patents, page 36

2. We note your response to prior comment No. 3. Please explain in greater detail why your patents are typically amortized over an expected useful life of 20 years. Tell us why you believe the term afforded by the patent protection represents the best estimate of the patent's useful life. Explain how you determined that 20 years reflects the period over which the patent will contribute to future cash flows. In addition, please clarify your statement "Once it is determined that the anticipated future cash flows exceeds the carrying value (at cost, amortized), we would take the necessary adjustment/write-offs." That is, tell us how your impairment policy complies with paragraph 7 of SFAS 144.

Revenue Recognition, page F-4

3. We note your response to prior comment No. 4. Please further clarify how you determined that the option agreements, license agreements, and supply and support agreements represent separate units of accounting. Explain how you considered the criteria in paragraph 9 of EITF 00-21. In addition, tell us your consideration of providing enhanced disclosures to further describe how and when revenue is recognized for the option agreements, license agreements, and supply and support agreements.

4. Your response to prior comment No. 5 indicates that you believe the option agreements should be recognized over the term of the option on a pro rata basis. Tell us whether the relationship with the customer is expected to continue beyond the option term and whether the customer continues to benefit from the payment made under the option agreement. Further explain how the option agreement is priced in comparison to the license agreement and supply and/or support agreement. Clarify how you determined that the option agreement is a discrete earnings event. Refer to SAB Topic 13.A.3.f including footnote 39.

Note 8. Income Taxes, page F-6

5. We note your response to prior comment No. 7. We believe that you should provide the disclosures required by paragraphs 20 through 21 of FIN 48.

Note 9. Stock Options and Awards, page F-7

6. We note your response to prior comment No. 8. We believe that you should provide additional disclosures as required by paragraph A240 of SFAS 123(R).

Form 10-Q: For the three months ending December 31, 2008

Management's Discussion and Analysis

Liquidity

7. We note your response to prior comment No. 10. As previously indicated, you should expand your discussion of how the company will manage its future cash needs and clearly indicate the availability of alternative financing in the event that operations are unable to continue to fund your liquidity needs. Your disclosures should clearly address how you will satisfy any debt payment requirements and any planned capital expenditures and a clear indication of factors that might impact your ability to services those requirements. Refer to Section IV. of SEC Release 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief